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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D. C. 20549

                                      FORM 10-C


                   Report by Issuer of Securities Quoted on NASDAQ
                             Interdealer Quotation System
                     Filed Pursuant to Section 13 or 15(d) of the
                   Securities Exchange Act of 1934 and Rule 13a-17
                                 or 15d-17 thereunder


                              TMBR/SHARP DRILLING, INC.
                    (Exact name of issuer as specified in charter)

                              4607 W. Industrial Avenue
                                 Midland, Texas 79703
                       (Address of principal executive offices)
            Issuer's telephone number, including area code (915) 699-5050


                        CHANGE IN NUMBER OF SHARES OUTSTANDING


               Indicate any change (increase or decrease) of 5% or more
                         in the number of shares outstanding:

          1.   Title of security:  Common Stock, $.10 par value per share
          2.   Number of shares outstanding before the change:  3,703,086
          3.   Number of shares outstanding after the change:  4,428,086
          4.   Effective date of change:  February 13, 1997
          5.   Method of change:  Private Placement



          Dated February 14, 1997



                           TMBR/SHARP DRILLING, INC.





                           By:  /s/ Patricia R. Elledge
                                    -------------------------------------------
                                    Patricia R. Elledge, Controller - Treasurer
                                    and Chief Financial Officer